                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         NORTHERN BORDER PARTNERS, L.P.
                                (Name of Issuer)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                   664785102
                                 (CUSIP Number)

                                 Janet K. Place
                      Northern Plains Natural Gas Company
                               1400 Smith Street
                               Houston, TX  77002
                                 (713) 853-6424
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 23, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
                                    SCHEDULE
                                      13D

-------------------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Northern Plains Natural Gas Company
-------------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                            (b) [X]
-------------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER

      SHARES                0
                  -------------------------------------------------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               3,210,000 Common Units of Northern Border Partners, L.P. (consisting of
                            3,210,000 Subordinated Units that may be convertible into such Common Units)
       EACH       -------------------------------------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
     REPORTING
                            0
      PERSON      -------------------------------------------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
       WITH
                            Same as 8 above
-------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 8 above
-------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          N/A
-------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.9% *
-------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          CO
-------------------------------------------------------------------------------------------------------------------

*  Based on information contained in the Form 10-Q of Northern Border Partners,
L. P. for the Quarter ended September 30, 1998.





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                           STATEMENT ON SCHEDULE 13D

     The Schedule 13D of Northern Plains Natural Gas Company, a Delaware corporation ("Northern Plains") and a wholly owned subsidiary of Enron Corp., an Oregon corporation ("Enron") dated November 20, 1998 (the "Initial Schedule 13D") is amended by the addition of the following:

Item 2. Identity and Background, Item 4. Purpose of Transaction and Item 5. Interest in Securities of the Issuer.

     Effective as of December 23, 1998, an aggregate of 2,710,000 Subordinated Units (the "Subordinated Units") of Northern Border Partners, L.P., a Delaware limited partnership (the "Partnership") which may be converted into Common Units (the "Common Units") of the Partnership as described in the Initial
Schedule 13D previously held by Northern Plains were contributed to the capital of Longhorn Assets L.L.C., a Delaware limited liability company ("Longhorn") in consideration of the entire membership interest in Longhorn. Such Subordinated Units were contributed, in turn, by Longhorn indirectly to Sundance Assets, L.P., a Delaware limited partnership ("Sundance"), as part of an internal reorganization of the merchant asset portfolio of Enron and its subsidiaries and affiliates. The general partner of Sundance is Ponderosa Assets, L.P., a Delaware limited partnership ("Ponderosa"), which is wholly-owned by Enron and certain of its subsidiaries, including Longhorn. The general partner of Ponderosa is Enron Ponderosa Management Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Enron ("EPMH"). Ponderosa as the general partner of Sundance, and EPMH, as the general partner of Ponderosa, may each be deemed to be controlling persons of Sundance. Northern Plains, as the sole member of Longhorn, may be deemed to be a controlling person of Longhorn.
Enron may be deemed to control each of Northern Plains, Longhorn, Ponderosa, EPMH and Sundance.

     This Schedule 13D/A amendment is being filed by Northern Plains. Concurrently herewith, Sundance and Enron are filing a separate joint Schedule 13D amendment.

     The 2,710,000 Subordinated Units were acquired by Sundance as a
contribution to its capital upon formation.   Such Subordinated Units
previously held in the name of Northern Plains may become convertible into an equal number of Common Units as described in the Initial Schedule 13D. If such Subordinated Units were converted into Common Units, they would represent approximately 9.2% of the outstanding Common Units (based on information contained in the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998). Northern Plains owns an additional 500,000 Subordinated Units which may become convertible into an equal number of Common Units as described in the Initial Schedule 13D. Northern Plains may be deemed to beneficially own the Subordinated Units (and the Common Units which may be issued upon conversion thereof) held by Sundance. Accordingly, Northern Plains maybe deemed to be the beneficial owner of an aggregate of 3,210,000 Subordinated Units. If such Subordinated Units were converted into Common Units, they would represent approximately 10.9% of the outstanding Common Units (based on information contained in the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).





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
     Ponderosa, EPMH, Longhorn, Northern Plains and Enron may be deemed to share voting and dispositive power over the Subordinated Units (and the Common Units which may be issuable upon conversion thereof) held by Sundance.

     On December 22, 1998, Northern Plains completed the acquisition of Pan Border Gas Company ("Pan Border") as described in the Initial Schedule 13D. As a result of this transaction, Enron (through Northern Plains and Pan Border) has a combined general partner interest in the Partnership of 1.65%, resulting in an 82.5% voting interest in the Partnership Policy Committee, the governing body of the Partnership, and effectively controls the Partnership. Pan Border has named Stanley C. Horton to succeed George L. Mazanec on the Partnership Policy Committee, and Northern Plains now has the right to name two of the Partnership Policy Committee's three members.

     Other than the transactions described herein, neither Northern Plains, nor to its knowledge Ponderosa, EPMH or Longhorn has effected any transactions in the Common Units during the preceding sixty days.





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
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 4, 1999              NORTHERN PLAINS NATURAL GAS COMPANY


                                    By:\s\ Jerry L. Peters
                                       -----------------------------------------
                                    Name:  Jerry L. Peters
                                    Title:  Vice President Finance and Treasurer





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